PLAN OF MERGER AND ARTICLES OF MERGER
                                  OF
                         TUALATIN VINEYARDS, INC.
                            WITH AND INTO
                     WILLAMETTE VALLEY VINEYARDS, INC.



Section 1.      Corporations Proposing To Merge and
Surviving Corporation.

(a) The corporations to be merged are Tualatin Vineyards, Inc., an Oregon corporation (Tualatin), and Willamette Valley
Vineyards, Inc., an Oregon corporation (Willamette).
(b) The surviving corporation after the merger shall be Willamette (the Surviving Corporation), the name of which shall continue to be Willamette Valley Vineyards, Inc.

Section 2.      The Merger.

At the Effective Time, in exchange for the consideration set forth in the Agreement of Merger and Plan of Reorganization dated as of April 1, 1997 (the Agreement), entered into by and among Willamette, Tualatin, and William Malkmus, William Fuller, Virginia Fuller, Loran Stewart, Jewel Hult, William Manning, Paul Ten Doesschate and Bruce Herzinger, who among them hold all of the issued and outstanding shares of the common stock of Tualatin (each a Shareholder and together, the Shareholders), Tualatin shall merge into Willamette. No other property, shares, other securities or consideration of any type will be distributed or issued in connection with or as a result of the Merger, except as contemplated by the Agreement. Upon consummation of the Merger, the separate corporate existence of Tualatin shall cease. The separate corporate existence of Willamette, with all its purposes, objects, rights, privileges, powers and franchises, shall continue unaffected by the Merger. Upon consummation, the Merger shall have the effects specified in the Oregon Business Corporation Act for mergers and all issued and outstanding shares of the capital stock of Tualatin shall be converted into the right to receive shares of the common stock of Willamette and/or cash payments in a transaction qualifying as a tax-free reorganization under Section 368(a) of the Code.

Section 3.       Terms of Merger.

3.1 Effective Date and Time. The Merger shall become effective when the Plan of Merger and Articles of Merger are duly filed with the Secretary of State of the State of Oregon (the
Effective Time).



3.2 Articles of Incorporation.  At the Effective Time, the
Articles of Incorporation of Willamette shall remain in effect as the Articles of Incorporation of the Surviving Corporation.

3.3 Bylaws. At the Effective Time, the Bylaws of Willamette shall remain in effect as the Bylaws of the Surviving
Corporation.

3.4 Directors and Officers. The officers and directors of Willamette immediately prior to the Effective Time shall be the initial officers and directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation.

3.5 No Further Rights. At and after the Effective Time, any holder of certificates theretofore representing shares of common stock of Tualatin shall cease to have any rights as a shareholder of Tualatin, but instead shall have only the right to receive the Merger Consideration (as defined below).

Section 4.     Manner and Basis of Conversion of Common
Stock of Tualatin and Willamette.

(a) At the Effective Time, by reason of the Merger and without any action by Willamette, Tualatin or any Shareholder, each share of common stock of Tualatin (Tualatin Common Stock) issued and outstanding immediately before the Effective Time shall be canceled and extinguished and automatically converted into the right to receive shares of Willamette's common stock (the Willamette Common Stock) and/or the right to receive cash payments in accordance with Schedule 1.4(a) to the Agreement. The aggregate amount of cash and shares of Willamette Common Stock that the Shareholders shall have the right to receive pursuant to the Merger shall be referred to in this Plan of Merger as the Merger Consideration.

(b) The value of the Merger Consideration received by the Shareholders in exchange for the Tualatin Common Stock shall equal $1,824,000 plus the current assets (with inventory valued at cost under generally accepted accounting principles) minus the current and long-term liabilities of Tualatin, including the fee described in Section 5 below payable to Acquisitions Northwest Inc. (ANI), Portland, Oregon, earned in connection with the transactions contemplated by the Agreement and in this Plan of Merger, as reflected on Tualatin's audited balance sheet dated as of November 30, 1996, and as adjusted pursuant to an updated, unaudited balance sheet delivered by Tualatin to Willamette prior to the Closing (the Closing Balance Sheet). The Closing Balance Sheet shall be adjusted within 60 days after the Closing Date based on the Final Balance Sheet (as defined in Section 1.4(d) of the Agreement) pursuant to the procedures set forth in Section 1.4(d) of the Agreement.

(c) At the Closing, Willamette shall pay 35 percent of the Merger Consideration by separate cashier's checks to the Shareholders receiving cash as shown on Schedule 1.4(a) attached to the Agreement. Additionally, in satisfaction of the remaining 65 percent of the Merger Consideration, Willamette shall issue to the Shareholders receiving shares of Willamette Common Stock as shown on Schedule 1.4(a) to the Agreement the number of shares of Willamette Common Stock obtained by dividing the amount of such balance by a price per share of Willamette Common Stock equal to the average of the NASDAQ closing prices for the 60-day period ending February 21, 1997 (the Price Per Share). In paying such consideration, Willamette shall deliver two cashiers checks to each Shareholder receiving cash and two certificates representing Willamette Common Stock to each Shareholder receiving Willamette Common Stock to facilitate the deposit into escrow of their respective pro rata shares of the total amount to be held in escrow as shown on Schedule 1.4(a) to the Agreement.

(d) At the Closing, the Shareholders shall deposit the number of shares of Willamette Common Stock equal to $65,000.00 divided by the Price Per Share and $35,000.00 in cash (collectively, the Escrow Amount) in an escrow account with U.S. National Bank of Oregon as Escrow Agent pursuant to the terms of an Escrow Agreement substantially in the form attached to the Agreement as Schedule 1.4(d) (the Escrow Agreement), for settlement of any post-closing adjustments to the Closing Balance Sheet, pursuant to Section 1.4(d) of the Agreement (the Escrow).
 This deposit shall be made in proportion to each Shareholders percentage interest in the Merger Consideration.

Section 5.     Broker's Fee.

At Closing, a broker's fee is owed to ANI by Tualatin for services rendered. This fee is a liability of Tualatin to be included in calculating the Merger Consideration. It is to be assumed and paid to ANI at the Closing by Willamette with its unregistered common stock before the Merger Consideration amount is calculated and distributed to the Shareholders based on the 65 percent stock and 35 percent cash ratio. These shares are to carry the same rights and privileges as those shares of Willamette received by the Shareholders.

Section 6.     No Fractional Shares.

No fractional shares shall be issued pursuant to the Agreement. Any fractional amount resulting from conversion as described above shall be rounded up, if one-half of a share or more, or down, if less than one-half of a share, to the nearest full share.

Section 7.     Adjustment to the Merger Consideration.

(a) Within 60 days after the Closing Date, William Malkmus, the Shareholder Representative, shall deliver to Willamette a final adjusted unaudited balance sheet of Tualatin, dated as of the Closing Date, to reflect any changes (e.g., expenses, refunds or vineyard cultivation costs) not known as of the Closing (the Final Balance Sheet). Willamette shall have 10 business days following its receipt of the Final Balance Sheet to deliver a written notice to the Shareholder Representative of any objection or disagreement it may have with respect to the Final Balance Sheet. If the Shareholders do not receive Willamette's written notice within 10 business days following Willamette's receipt of the Final Balance Sheet, then the Final Balance Sheet shall be final, conclusive and binding on the parties. Otherwise, the parties shall in good faith attempt to resolve any disputes regarding the Final Balance Sheet within 30 days following Willamette's receipt of the Final Balance Sheet. If the parties in good faith are unable to agree or resolve any dispute with respect to the Final Balance Sheet, then the matter shall be submitted to arbitration in accordance with the arbitration procedure set forth in Section 7.7 of the Agreement. If Willamette makes a timely objection, any amount in Escrow which is not in dispute shall be immediately distributed to the Shareholders in the same proportions of shares of Willamette Common Stock (based on the Price Per Share) and cash, and by the same method, as the Shareholders received on the Closing Date in accordance with the procedure set forth in Section 5 of the Escrow Agreement.

(b) If the amount of the Merger Consideration as calculated under the Final Balance Sheet, as agreed upon by the parties following the resolution of all disputed claims, if any, is less than the amount of the Merger Consideration as calculated under the Closing Balance Sheet, Willamette shall receive from Escrow the amount equal to the difference, in the same proportions of stock and cash as the Shareholders received at the Closing and the remainder, if any, shall be distributed to the Shareholders in the same proportions of stock and cash as the Shareholders received at the Closing. If the amount of the Merger Consideration as calculated under the Final Balance Sheet is less than the amount of the Merger Consideration as calculated under the Closing Balance Sheet by an amount more than the amount in Escrow ($100,000), then the Tualatin Shareholders must make up the difference and the whole amount, the Escrow amount and the difference, shall be distributed to Willamette within ten business days of the parties' resolution of all disputed claims, if any, with respect to the Final Balance Sheet. If the Final Balance Sheet is more than the amount of the Merger Consideration as calculated under the Closing Balance Sheet, then the Shareholders shall receive the amount in Escrow, plus any amount in excess of the Closing Balance Sheet within ten business days of the parties= resolution of all disputed claims, if any, with respect to the Final Balance Sheet. If either Willamette or the Shareholders fail to make any payment required under this subsection, within the specified period, then the amount so owing shall be payable on demand and interest shall accrue on the unpaid amount from the date due until paid at the rate of 5 percent, but not to exceed the maximum rate permitted by applicable law.

Section 8.     Transferability of Willamette Common Stock.

Willamette and the Shareholders shall enter into a Registration Rights Agreement in substantially the form attached to the Agreement as Schedule 1.4(e) granting the Shareholders demand rights to cause Willamette to register such shares for public resale under the Federal securities laws at any time after the second anniversary of the Effective Time; provided, however, that the Registration Rights Agreement shall also provide that the Shareholders shall have piggyback rights which are effective immediately upon Closing.

Section 9.     Audit Reimbursement.

Willamette shall pay the amount of $12,000 to Tualatin, as reimbursement for the cost of having Coopers & Lybrand prepare an audited balance sheet as of November 30, 1996, if the Closing does not occur, unless the Closing fails to occur as a result of Tualatin terminating the Agreement prior to the Closing.

Section 10.    Surrender and Exchange of Certificates.

At the Closing, each Shareholder shall deliver and surrender for cancellation the certificate or certificates representing his or her shares of Tualatin Common Stock as shown on Schedule 1.5 attached to the Agreement. Immediately after the Effective Time, and on surrender of any such certificate or certificates, Willamette shall cause its transfer agent to deliver to each such Shareholder a certificate or certificates representing the number of shares of Willamette Common Stock, as shown on Schedule 1.4(a), into which such shares of Tualatin Common Stock shall have been converted pursuant to Section 1.4(a). If any certificate for shares of Willamette Common Stock is to be issued in a name other than that in which the certificate for Tualatin Capital Stock surrendered in exchange therefore is registered, the certificate so surrendered must be properly endorsed and otherwise in proper form for transfer.

Section 11.    Miscellaneous.

11.1.Further Assurances. If at any time Willamette shall consider or be advised that any further assignments, conveyances or assurances in law or in equity are necessary or desirable to vest, perfect or confirm in Willamette the title to any property or rights of Tualatin, or otherwise carry out the provisions hereof, the proper officers and directors of Tualatin prior to the Effective Time, and thereafter the officers of Willamette on behalf of Tualatin, shall execute and deliver any and all proper assignments, conveyances and assurances in law or in equity, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in Willamette or otherwise carry out the provisions hereof.

11.2.Amendment At any time prior to the Effective Time, Willamette and Tualatin retain the authority to, and may, but are not obligated to amend this Plan of Merger by mutual agreement authorized by their respective Board of Directors (and whether before or after the shareholders of Tualatin have approved this Plan of Merger) to facilitate the performance thereof, to augment the intention of the parties in carrying out the transactions provided for herein, or to comply with any applicable regulation, order or requirement of any governmental authority.

11.3 Assignment. This Plan of Merger shall not be assigned by either of the parties of Tualatin or Willamette without the prior written consent of the other.

11.4 Counterparts. This Plan of Merger may be executed in any number of counterparts, each such counterpart being deemed to constitute an original instrument, and all such counterparts shall together constitute the same agreement.

11.5 Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the State of Oregon, exclusive of choice of law principles.

IN WITNESS WHEREOF, this Plan of Merger has been executed and delivered by Tualatin and Willamette as of the 15 day of April 15 , 1997.


WILLAMETTE VALLEY VINEYARDS, INC.,
  an Oregon corporation


By: /s/ J. W. Bernau
     Name:  James Bernau
     Title:  President


TUALATIN VINEYARDS, INC.,
  an Oregon corporation


By: /s/ William H. Malkmus
     Name:  William Malkmus
     Title:  President

 Status:  DOCUMENT CONVERTED TO FINAL ON April 14, 1997.
DATES MAY BE DATE CODES AND NOT HARD DATES.
 Status: THIS DOCUMENT HAD A DRAFT STAMP CREATED ON
February 21, 1997.  RUN THE CONVERT TO FINAL MACRO BEFORE PRINTING
FINAL VERSION.
108800-86



PDX4-60054.1   75100-0005

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